AMENDED FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
C21 Investments Inc. (the “Issuer”).	CXXI

Date: January 14, 2019 Is this an updating or amending Notice: [X] Yes         [   ] No

If yes provide date(s) of prior Notices: December 14, 2018 and July 16, 2018.

Issued and Outstanding Securities of Issuer Prior to Issuance: 45,064,446.

Pricing

Date of news release announcing proposed issuance: July 16, 2018 and December 12, 2018. or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: $2.00 (as at July 16, 2018) and $0.90 (as at December 12, 2018). or

Day preceding request for price protection: N/A.

Closing

Number of securities to be issued: N/A.

Issued and outstanding securities following issuance: N/A.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.

An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.

Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.             Private Placement

Table 1A – Summary
Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name &Municipali ty of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	TotalSecurities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

1.	Total amount of funds to be raised: ________________________________________________________________.

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. ____________________.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: _____________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class _________________________________________________________________________________.

(b)	Number _______________________________________________________________________________.

(c)	Price per security ________________________________________________________________________.

(d)	Voting rights____________________________________________________________________________

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number _______________________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options) ___________

______________________________________________________________________________________.

(c)	Exercise price ___________________________________________________________________________.

(d)	Expiry date _____________________________________________________________________________.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount ________________________________________________________________.

(b)	Maturity date ___________________________________________________________________________.

(c)	Interest rate ____________________________________________________________________________.

(d)	Conversion terms ________________________________________________________________________.

(e)	Default provisions _______________________________________________________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): _______.

(b)	Cash ____________________________________________________________________________.

(c)	Securities _________________________________________________________________________.

(d)	Other ____________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. __________________________________________________.

(f)	Exercise price of any options, warrants etc. ________________________________________________.

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _______

_______________________________________________________________________________________.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

_______________________________________________________________________________________.

11.	State whether the private placement will result in a change of control.

_______________________________________________________________________________________.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

_______________________________________________________________________________________
_______________________________________________________________________________________.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2.        Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: All of the issued and outstanding membership units (the “SS Shares”) in each of Silver State Relief, LLC and Silver State Cultivation, LLC (together, “Silver State”), private limited liability companies existing under the laws of Nevada. Silver State carries on the business of cannabis cultivation, processing and extraction and the retail sale of cannabis products under license from the Nevada Department of Taxation from leased premises in Sparks, Nevada. Silver State also holds a provisional license for a retail dispensary in Fernley Nevada that is currently under development and scheduled to open within 30 days. On closing, the Issuer will indirectly through wholly owned subsidiaries acquire all working capital, real property leases and leasehold improvements (including , processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Silver State and used in its business and a lease of the premises under development in Fernley, Nevada (the “Fernley Dispensary Site”).

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On July 13, 2018, the Issuer signed an agreement, (as amended and restated on September 7, 2018 and by amending agreements dated September 24, 2018, December 12, 2018 and January 10, 2019, respectively) with Mr. Sonny Newman (“Mr. Newman”), an individual resident in Nevada, in respect of the purchase of the Shares and, through a wholly-owned subsidiary, a real property lease and option to purchase with NewJohn, LLC, a private limited liability company existing under the laws of Nevada (“NewJohn”) in respect of the Fernley Dispensary Site. The Issuer is at arm’s length to Silver State, Mr. Newman and NewJohn. On December 12, 2018, the Company restructured the terms of the definitive purchase agreement under which the Issuer will acquire Silver State. The acquisition will be effective January 1, 2019 with formal completion of the transaction to occur on or about January 15, 2019.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)

Total aggregate consideration in Canadian dollars: US$39 million plus CA12.5 million plus customary working capital adjustments. US$9 million of such amount is payable by application of deposits previously paid, US$30 million is payable on the terms of a secured promissory note, and CA$12.5 million is payable on the terms of non-interest bearing note in such amount, which is convertible into 12.5 million common shares of the Issuer at a deemed conversion price of CAD$1 per common share. Mr. Newman will be exercising his conversion right immediately on closing and such shares will be issued subject to regulatory hold periods and applicable securities legislation.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(b)	Cash: See above.

(c)

Securities (including options, warrants etc.) and dollar value: The Issuer will issue a US$30 million secured promissory note, bearing interest at 10% per annum, payable in quarterly instalments to be amortized over the period ending June 2020. The principal amount of the note is subject to an increase of US$1 million if closing of the acquisition is delayed past January 31, 2019. The Issuer will also issue a non-interest bearing convertible note in the principal amount of CAD$12.5 million, which is convertible into 12.5 million common shares of the Issuer at a deemed conversation price of CAD$1 per common share,

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Sonny Newman	US$30,000,000 promissory note Non-interesting bearing Convertible Note for 12,500,000 common shares	N/A CAD$1.00 per common share	N/A	BCI: 72-503	None	Unrelated

       (1) Indicate if Related Person

7.

Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Issuer will conduct UCC filing searches for any registered financing statements respecting non-permitted encumbrances.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A.

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(c)	Securities _______________________________________________________________________________.

(d)	Other __________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.________________________________________________________

(f)	Exercise price of any options, warrants etc. ______________________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated January 14, 2019

Michael Kidd
Name of Director or Senior
Officer

“Michael Kidd”
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

  To determine whether an individual is suitable to be associated with a Listed Issuer;

  To determine whether an issuer is suitable for listing;

  To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

  To conduct enforcement proceedings;

  To ensure compliance with Exchange Requirements and applicable securities legislation; and

  To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018